Exhibit 99.1

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI    SEI
+1 610-676-4385                        +1 610-676-2459
nvattimo@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS SECOND-QUARTER 2015 FINANCIAL RESULTS
Company Announces Sale of SEI Wealth PlatformSM to a Major U.S. Banking Client

OAKS, Pa., July 22, 2015 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the second-quarter 2015. Diluted earnings per share were $.51 in second-quarter 2015 compared to $.48 in second-quarter 2014.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2015	2014	%	2015	2014	%

Revenues	$337,745	$318,815	6%	$663,189	$621,201	7%
Net income	86,240	82,813	4%	170,851	157,633	8%
Diluted earnings per share	$0.51	$0.48	6%	$1.00	$0.91	10%
"Our second-quarter results reflect progress across all of our business segments," said Alfred P. West, Jr., SEI Chairman and CEO. "During the quarter, sales results across the company were strong. They included the sale of our SEI Wealth Platform to a current major U.S. client, a significant validation of our Private Banks strategy. These results are further evidence that what we are building and delivering is being accepted by our target markets.
"While challenges remain and the global environment continues to be dynamic, our commitment to long-term, sustainable growth and increased shareholder value is unwavering."

Summary of Second-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2015	2014	%	2015	2014	%
Private Banks:
Revenues	$115,333	$114,182	1%	$226,546	$219,361	3%
Expenses	104,727	98,957	6%	203,983	199,147	2%
Operating Profit	10,606	15,225	(30)%	22,563	20,214	12%
Gain on sale of subsidiary	—	—	—%	2,791	5,582	NM
Segment Profit	10,606	15,225	NM	25,354	25,796	NM
Operating Margin (A)	9%	13%		10%	9%

Investment Advisors:
Revenues	77,753	70,046	11%	151,768	136,470	11%
Expenses	40,857	35,679	15%	79,916	70,256	14%
Operating Profit	36,896	34,367	7%	71,852	66,214	9%
Operating Margin	47%	49%		47%	49%

Institutional Investors:
Revenues	75,980	70,994	7%	149,528	139,651	7%
Expenses	36,528	35,025	4%	71,739	69,120	4%
Operating Profit	39,452	35,969	10%	77,789	70,531	10%
Operating Margin	52%	51%		52%	51%

Investment Managers:
Revenues	67,280	62,451	8%	132,647	123,459	7%
Expenses	42,141	39,449	7%	82,764	78,633	5%
Operating Profit	25,139	23,002	9%	49,883	44,826	11%
Operating Margin	37%	37%		38%	36%

Investments in New Businesses:
Revenues	1,399	1,142	23%	2,700	2,260	19%
Expenses	4,803	4,451	8%	9,669	8,700	11%
Operating Loss	(3,404)	(3,309)	NM	(6,969)	(6,440)	NM

Totals:
Revenues	$337,745	$318,815	6%	$663,189	$621,201	7%
Expenses	229,056	213,561	7%	448,071	425,856	5%
Corporate overhead expenses	12,771	11,624	10%	26,130	23,323	12%
Income from operations	$95,918	$93,630	2%	$188,988	$172,022	10%

(A) Percentages determined exclusive of gain on sale of subsidiary.

Second-Quarter Business Highlights:

•	Revenue growth was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and improved cash flows from new and existing clients.

•
Sales events, net of client losses, during second-quarter 2015 totaled approximately $45.2 million and are expected to generate net annualized recurring revenues of approximately $32.0 million when contract values are fully realized. Net annualized recurring and one-time revenues include a significant sale of the SEI Wealth Platform to a current major U.S. client.

•
Our average assets under management, excluding LSV, increased $12.8 billion, or eight percent, to $177.1 billion in the second-quarter 2015, as compared to $164.3 billion during the second-quarter 2014 (see attached Average Asset Balances schedules for further details).

•
Our average assets under administration increased $47.7 billion, or 14 percent, to $396.2 billion in the second-quarter 2015, as compared to $348.4 billion during the second-quarter 2014 (see attached Average Asset Balances schedules for further details).

•
Revenues from Information processing and software servicing fees in our Private Banks segment declined due to $6.0 million, or $.02 diluted earnings per share, in non-recurring professional services fees from a single project recorded in the second-quarter 2014.

•
Income from LSV increased $3.8 million, or 11 percent, to $38.3 million in second-quarter 2015 as compared to $34.5 million in second-quarter 2014 due to an increase in assets under management and an increase in performance fees earned by LSV.

•	Amortization expense related to the SEI Wealth Platform was $10.6 million during the second-quarter 2015 as compared to $9.5 million during the second-quarter 2014 due to continued enhancements.

•
Our operating expenses related to personnel costs in our Investment Advisors and Investment Managers segments increased. These increased operational costs are mainly related to servicing new and existing clients. In addition, sales compensation expense in our Private Banks segment increased due to the significant sales event mentioned above.

•	Our effective tax rates were 35.6 percent in second-quarter 2015 and 35.7 percent in second-quarter 2014.

•	In second-quarter 2015, we repurchased 1.3 million shares of our common stock for $61.0 million.

Earnings Conference Call
A conference call to review earnings is scheduled for 2 p.m. Eastern time on July 22, 2015. Investors may listen to the call at seic.com/investors. The call may also be accessed at many financial services websites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these websites, or by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 364810.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of June 30, 2015, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $661 billion in mutual fund and pooled or separately managed assets, including $262 billion in assets under management and $399 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014

Asset management, admin. and distribution fees	$256,748	$236,191	$503,516	$461,262
Information processing and software servicing fees	73,699	75,828	144,352	145,006
Transaction–based and trade execution fees	7,298	6,796	15,321	14,933

Total revenues	337,745	318,815	663,189	621,201

Subadvisory, distribution and other asset mgmt costs	40,872	37,244	79,389	71,256
Software royalties and other information processing costs	8,057	8,417	15,566	16,970
Brokerage commissions	5,431	5,119	11,403	11,098
Compensation, benefits and other personnel	98,999	92,470	193,185	186,894
Stock-based compensation	3,859	2,872	7,609	5,695
Consulting, outsourcing and professional fees	36,969	33,404	72,597	68,337
Data processing and computer related	14,527	13,378	27,927	25,998
Facilities, supplies and other costs	16,659	17,366	33,718	33,218
Amortization	10,611	9,584	20,969	18,798
Depreciation	5,843	5,331	11,838	10,915

Total expenses	241,827	225,185	474,201	449,179

Income from operations	95,918	93,630	188,988	172,022

Net (loss) gain on investments	(38)	391	212	527
Interest and dividend income	755	721	1,724	1,498
Interest expense	(114)	(114)	(227)	(227)
Equity in earnings of unconsolidated affiliates	37,289	34,226	71,322	66,117
Gain on sale of subsidiary	—	—	2,791	5,582

Income before income taxes	133,810	128,854	264,810	245,519

Income taxes	47,570	46,041	93,959	87,886

Net income	86,240	82,813	170,851	157,633

Basic earnings per common share	$0.52	$0.49	$1.03	$0.93

Shares used to calculate basic earnings per share	166,152	168,606	166,423	168,956

Diluted earnings per common share	$0.51	$0.48	$1.00	$0.91

Shares used to calculate diluted earnings per share	169,973	172,304	170,338	173,066

SEI INVESTMENTS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	June 30,	December 31,
	2015	2014
Assets
Current Assets:
Cash and cash equivalents	$624,841	$667,446
Restricted cash	6,635	5,801
Receivables from regulated investment companies	46,920	48,393
Receivables, net	218,141	194,419
Securities owned	21,204	21,175
Other current assets	22,846	18,193
Total Current Assets	940,587	955,427

Property and Equipment, net	128,697	125,535
Capitalized software, net	304,254	309,040
Investments available for sale	79,898	77,609
Investments in affiliated funds, at fair value	4,525	4,523
Investment in unconsolidated affiliates	50,765	54,290
Other assets, net	17,106	16,451
Total Assets	$1,525,832	$1,542,875

Liabilities and Equity
Current Liabilities:
Accounts payable	$6,139	$10,588
Accrued liabilities	131,746	207,429
Deferred income taxes, net	1,037	1,414
Deferred revenue	5,387	1,749
Total Current Liabilities	144,309	221,180

Deferred income taxes	64,300	63,755
Other long-term liabilities	11,241	10,327
Total Liabilities	219,850	295,262

Shareholders' Equity:
Common stock	1,659	1,667
Capital in excess of par value	882,355	834,615
Retained earnings	435,660	420,226
Accumulated other comprehensive loss, net	(13,692)	(8,895)
Total Shareholders' Equity	1,305,982	1,247,613
Total Liabilities and Shareholders' Equity	$1,525,832	$1,542,875

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,	Jun. 30,
	2014	2014	2014	2015	2015
Private Banks:
Equity/Fixed Income programs	$18,679	$18,634	$18,666	$19,296	$19,686
Collective Trust Fund programs	12	11	8	9	13
Liquidity funds	5,274	5,331	5,889	5,551	5,280
Total assets under management	$23,965	$23,976	$24,563	$24,856	$24,979
Client assets under administration	15,347	16,288	16,741	17,643	17,485
Total assets	$39,312	$40,264	$41,304	$42,499	$42,464

Investment Advisors:
Equity/Fixed Income programs	$42,125	$42,260	$43,845	$45,800	$46,951
Collective Trust Fund programs	13	9	9	8	8
Liquidity funds	2,696	3,086	3,173	3,047	2,817
Total assets under management	$44,834	$45,355	$47,027	$48,855	$49,776

Institutional Investors:
Equity/Fixed Income programs	$71,598	$72,006	$72,828	$74,178	$75,341
Collective Trust Fund programs	100	98	95	94	93
Liquidity funds	2,414	2,891	2,929	3,246	2,960
Total assets under management	$74,112	$74,995	$75,852	$77,518	$78,394

Investment Managers:
Equity/Fixed Income programs	$64	$64	$27	$25	$24
Collective Trust Fund programs	22,598	21,297	20,833	20,965	20,632
Liquidity funds	802	1,018	946	1,091	1,007
Total assets under management	$23,464	$22,379	$21,806	$22,081	$21,663
Client assets under administration (A)	337,492	346,841	355,890	372,116	381,963
Total assets	$360,956	$369,220	$377,696	$394,197	$403,626

Investments in New Businesses:
Equity/Fixed Income programs	$659	$703	$736	$756	$779
Liquidity funds	38	118	98	106	57
Total assets under management	$697	$821	$834	$862	$836

LSV Asset Management:
Equity/Fixed Income programs	$82,026	$81,536	$82,665	$84,123	$86,334

Total:
Equity/Fixed Income programs (B)	$215,151	$215,203	$218,767	$224,178	$229,115
Collective Trust Fund programs	22,723	21,415	20,945	21,076	20,746
Liquidity funds	11,224	12,444	13,035	13,041	12,121
Total assets under management	$249,098	$249,062	$252,747	$258,295	$261,982

Client assets under administration (C)	352,839	363,129	372,631	389,759	399,448
Total assets	$601,937	$612,191	$625,378	$648,054	$661,430

(A)
Client assets under administration in the Investment Managers segment include $50.7 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of June 30, 2015).

(B)	Equity/Fixed Income programs include $5.1 billion of assets invested in various asset allocation funds at June 30, 2015.

(C)	In addition to the numbers presented, SEI also administers an additional $6.1 billion in Funds of Funds assets (as of
June 30, 2015) on which SEI does not earn an administration fee.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.
	2014	2014	2014	2015	2015
Private Banks:
Equity/Fixed Income programs	$17,829	$18,804	$18,606	$18,869	$19,872
Collective Trust Fund programs	12	12	10	8	12
Liquidity funds	5,429	5,466	5,537	5,755	5,256
Total assets under management	$23,270	$24,282	$24,153	$24,632	$25,140
Client assets under administration	15,069	15,707	16,451	17,504	17,823
Total assets	$38,339	$39,989	$40,604	$42,136	$42,963

Investment Advisors:
Equity/Fixed Income programs	$40,887	$42,389	$43,104	$44,809	$47,027
Collective Trust Fund programs	13	11	9	9	8
Liquidity funds	2,637	2,830	3,087	3,072	2,819
Total assets under management	$43,537	$45,230	$46,200	$47,890	$49,854

Institutional Investors:
Equity/Fixed Income programs	$70,706	$72,010	$72,771	$73,760	$75,426
Collective Trust Fund programs	134	98	96	95	94
Liquidity funds	2,664	2,883	2,973	3,021	3,354
Total assets under management	$73,504	$74,991	$75,840	$76,876	$78,874

Investment Managers:
Equity/Fixed Income programs	$68	$64	$64	$27	$25
Collective Trust Fund programs	22,447	22,123	21,140	21,108	21,387
Liquidity funds	824	962	904	1,066	1,010
Total assets under management	$23,339	$23,149	$22,108	$22,201	$22,422
Client assets under administration	333,373	344,661	355,903	367,206	378,347
Total assets	$356,712	$367,810	$378,011	$389,407	$400,769

Investments in New Businesses:
Equity/Fixed Income programs	$640	$688	$731	$755	$784
Liquidity funds	43	139	97	101	75
Total assets under management	$683	$827	$828	$856	$859

LSV Asset Management:
Equity/Fixed Income programs	$79,866	$82,402	$83,187	$83,439	$87,409

Total:
Equity/Fixed Income programs	$209,996	$216,357	$218,463	$221,659	$230,543
Collective Trust Fund programs	22,606	22,244	21,255	21,220	21,501
Liquidity funds	11,597	12,280	12,598	13,015	12,514
Total assets under management	$244,199	$250,881	$252,316	$255,894	$264,558

Client assets under administration	348,442	360,368	372,354	384,710	396,170
Total assets	$592,641	$611,249	$624,670	$640,604	$660,728